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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                     SCHEDULE 13D
                                  (AMENDMENT NO. 3)

                      Under the Securities Exchange Act of 1934



                                     Jalate, Ltd.
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                                   (Name of Issuer)


                              Common Stock, no par value
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                            (Title of Class of Securities)


                                     470145 10 3
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                                    (CUSIP NUMBER)


                                  John D. Robertson
                                Hartzog Conger & Cason
                             1600 Bank of Oklahoma Plaza
                                  201 Robert S. Kerr
                            Oklahoma City, Oklahoma  73102
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                         (Name, Address and Telephone Number
                           of Person authorized to Receive
                             Notices and Communications)


                                   November 1, 1998
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                         (Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_____].

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP NO. 470145 10 3

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William M. DeArman
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2.   Check the Appropriate Box if a Member of a Group            (a) /   /
                                                                 (b) / X /
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3.   SEC Use Only

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4.   Source of Funds

     00
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
     2(d) or 2(e)
                                                                   /   /
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6.   Citizenship or Place of Organization

          United States
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                    7.   Sole Voting Power
                         1,387,493 (consisting of 1,137,493 shares and 250,000
                         warrants exercisable within 60 days)
Number of           -----------------------------------------------------------
Shares              8.   Shared Voting Power
Beneficially
Owned by Each            4,200
Reporting Person    -----------------------------------------------------------
With                9.   Sole Dispositive Power
                         1,387,493 (consisting of 1,137,493 shares and 250,000
                         warrants exercisable within 60 days)
                    -----------------------------------------------------------
                    10.  Shared Dispositive Power

                         4,200
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,391,893 (consisting of 1,141,893 shares and 250,000
     warrants exercisable within 60 days)*
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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         / X /
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Excludes 17,500 shares held by or for the benefit of the reporting person's children.
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13.  Percent of Class Represented by Amount in Row (11)

           26.9%
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14.  Type of Reporting Person

     IN
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*Includes 200 shares owned by an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman.

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     The purpose of this Amendment No. 3 to the previously filed Schedule 13D is to report that the ownership of William M. DeArman in the Common Stock, no par value (the "Common Stock"), of Jalate, Ltd. (the "Issuer") has increased from 17.3% to 26.9%.

Item 1.   SECURITY AND ISSUER.

     No change.

Item 2.   IDENTITY AND BACKGROUND.

     No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Effective as of November 1, 1998, Mr. DeArman converted the outstanding principal balance of a promissory note executed by the Issuer in favor of Mr. DeArman into 760,000 shares of Common Stock.

Item 4.   PURPOSE OF TRANSACTION.

     In connection with the transactions described herein, Mr. DeArman was appointed to serve as a director of the Issuer. Except as described in the preceding sentence, there is no change in Mr. DeArman's response to this
     Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. DeArman is the beneficial owner of an aggregate of 1,391,893 shares of Common Stock (consisting of 1,141,893 shares and 250,000 warrants) representing approximately 26.9% of the Common Stock. Of this amount, 1,136,493 shares and 250,000 warrants were purchased by Mr. DeArman, 4,000 shares were purchased by a trust of which Mr. DeArman is the sole beneficiary, 200 shares were purchased by an individual retirement account for the benefit of Mr. DeArman, 200 shares were purchased by an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman, and 1,000 shares were purchased by Mr. DeArman as custodian for the benefit of certain of Mr. DeArman's children.

          This amount does not include 3,000 shares held individually by one of Mr. DeArman's children or 14,500 shares held by trusts for the benefit of certain of Mr. DeArman's children. Mr. DeArman disclaims beneficial ownership of these 17,500 shares held by or for the benefit of his children.

     (b) Mr. DeArman has the sole power to vote and to dispose of 1,137,493 shares of Common Stock of the Issuer and the sole power to dispose of the 250,000

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     warrants.  Mr. DeArman shares the power to vote and dispose of 4,200 shares. Delaware Charter Guarantee & Trust Company, P. O. Box 8963, Wilmington, Delaware 19899-8963, shares the power to vote and dispose of the 4,000 shares held in trust for Mr. DeArman. Merrill Lynch Pierce Fenner & Smith, 3100 Texas Commerce Tower, Houston, Texas 77002 shares the power to vote and dispose of the 200 shares held by Mr. DeArman's individual retirement account. Merrill Lynch Pierce Fenner & Smith, 3100 Texas Commerce Tower, Houston, Texas 77002 and Mr. DeArman's wife, Carol DeArman, share the power to vote and dispose of the 200 shares held by Mrs. DeArman's individual retirement account.

     (c) Effective as of November 1, 1998, Mr. DeArman acquired 760,000 shares of Common Stock of the Issuer. These shares were acquired as the result of the conversion of a promissory note in the principal amount of $475,000 executed by the Issuer in favor of Mr. DeArman. See Item 6 for further details of this transaction.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As previously reported, on January 27, 1998, the Issuer entered into secured lending transactions with Mr. DeArman, John E. Drury, Don A. Sanders and Katherine U. Sanders (collectively, the "Lenders"), whereby the Issuer borrowed $475,000 from Mr. DeArman, $95,000 from Mr. Drury, $237,500 from Mr. Sanders and $142,500 from Ms. Sanders. Each of these loans was payable in full on January 31, 2000, accrued interest at the rate of ten percent (10%) per annum and was subordinated to the Issuer's obligations to Heller Financial, Inc. and/or Wells Fargo HSBC Trade Bank, N.A. Each of the loans was secured by, among other things, (i) all of the capital stock of Air Shop, Ltd., a New York corporation ("Air Shop"), owned by the Issuer, and (ii) all of the Issuer's rights under a certain letter agreement among the Issuer, Dominique Camacho and Air Shop dated October 17, 1997 with respect to an investment by the Issuer in Air Shop. Mr. DeArman was appointed to act as "agent" on behalf of all Lenders in the enforcement of their rights and remedies under the promissory notes delivered to them by the Issuer and to act as the secured party under a certain Security and Pledge Agreement between the Issuer and Mr. DeArman. In connection with these secured lending transactions, each of the Lenders also purchased, at a price of $.10 per warrant, warrants (the "Warrants") entitling them to acquire up to 500,000 aggregate shares of Common Stock for $1.625 per share. Mr. DeArman, Mr. Drury, Mr. Sanders and Ms. Sanders purchased 250,000 Warrants, 50,000 Warrants, 125,000 Warrants and 75,000 Warrants, respectively. In October 1998, Mr. Sanders assigned to Ms. Sanders (x) the promissory note evidencing

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the $237,500 indebtedness owing by the Issuer to Mr. Sanders, and (y)
Warrants entitling Mr. Sanders to purchase up to 125,000 shares of Common
Stock.

     Effective as of November 1, 1998, the Issuer entered into a Conversion Agreement with Mr. DeArman, John E. Drury and Katherine U. Sanders, whereby Messrs. DeArman and Drury and Ms. Sanders each converted the outstanding principal amounts of the promissory notes delivered to them by the Issuer (including the promissory note assigned by Mr. Sanders to Ms. Sanders) into shares of Common Stock at a conversion rate of $0.625 per share. Mr. DeArman, as "agent" for the Lenders released all of the collateral securing the payment of the promissory notes. Pursuant to the terms of the Conversion Agreement, the Issuer also appointed Mr. DeArman to serve as a director of the Issuer and granted to Messrs. DeArman and Drury and Ms. Sanders certain "piggyback" registration rights for the shares of Common Stock received in exchange for their respective promissory notes. Finally, pursuant to the terms of the Conversion Agreement, the purchase price of the Warrants was reduced from $1.625 per share to $0.625 per share and the expiration date of the Warrants was extended until November 1, 2003.

     Contemporaneous with the execution of the Conversion Agreement, Mr. DeArman entered into a Voting Agreement with the Issuer, Larry Brahim and Vinton W. Bacon, whereby Messrs. Brahim and Bacon agreed to vote all shares of Common Stock beneficially owned by them in favor of Mr. DeArman's election to the Issuer's Board of Directors. Mr. Brahim and Mr. Bacon's obligation to vote in favor of Mr. DeArman's election to the Issuer's Board of Directors will continue so long as Mr. DeArman continues to beneficially own at least 10% of the outstanding Common Stock.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


    99.7 Conversion Agreement, dated as of November 1, 1998, among Jalate, Ltd., Katherine U. Sanders, John E. Drury and William M. DeArman

    99.8 Voting Agreement, dated as of November 1, 1998, among Jalate, Ltd., William M. DeArman, Larry Brahim and Vinton W. Bacon.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: November 11, 1998.





                              /s/ William M. DeArman
                              ---------------------------------------------
                              William M. DeArman

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